Vinson & Elkins L.L.P.
1001 Fannin Street, Suite 2500
Houston, Texas 77002
(713) 758-2222

June 5, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Attention:	Lauren Nicholson Lauren Nguyen

Re:	Goodrich Petroleum Corporation Registration Statement on Form S-3 Filed on May 15, 2020 File No. 333-238286

Dear Ms. Nicholson and Ms. Nguyen:

On behalf of our client, Goodrich Petroleum Corporation (the “Company”), we are filing via EDGAR with this letter, a copy of Amendment No. 1 (“Amendment No. 1”) to the Company’s above-referenced Registration Statement on Form S-3 (the “Registration Statement”). This letter, together with the changes reflected in Amendment No. 1, respond to the Staff’s comment contained in its letter dated May 29, 2020. Amendment No. 1 also includes other changes intended to update the information contained therein.

For your convenience, this letter sets forth in bold and italics the Staff’s comment before the response is given. All references to page numbers correspond to the page numbers contained in Amendment No. 1.

Description of Capital Stock

Exclusive Forum, page 25

1.	We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also add related risk factor disclosure, and revise to state that there is uncertainty as to whether a court would enforce such provision and to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Securities and Exchange Commission

June 5, 2020

The Company has revised the disclosure on page 25 of Amendment No. 1 in response to the Staff’s comment. The Company has also added a risk factor on page 5 of Amendment No. 1. These revisions clarify for investors that the forum selection provision contained within the Company’s amended and restated certificate of incorporation is not intended to apply to claims arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

With regard to future filings, the Company intends to include analogous disclosure in the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2020 as part of an update to the Company’s risk factors with regard to this forum selection provision, as well as in the Company’s description of its securities registered under the Exchange Act filed as an exhibit to future annual reports on Form 10-K.

* * * *

Securities and Exchange Commission

June 5, 2020

If we can be of any assistance in explaining these responses or the related changes in Amendment No. 1 to the Registration Statement, please contact me at (713) 758-2350 or by email (mtelle@velaw.com).

Very truly yours,

/s/ Michael S. Telle
Michael S. Telle

cc:	Michael J. Killelea
(Goodrich Petroleum Corporation)